[redacted]

AB 3/13

08030436

SI[illegible]MISSION
Washington, D.C. 20549

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Mail Processing Section FEB 28 2008 Washington, DC 106

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Temper OF The Times INVESTOR Services, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 THEODORE FREMD AVENUE
(No. and Street)

RYE	NEW YORK	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERARD MORENO (914) 925-0022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'ARCANGELO & CO., LLP
(Name – *if individual, state last, first, middle name*)

3000 WESTCHESTER AVENUE	PURCHASE	NEW YORK	10577
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/18/08

OATH OR AFFIRMATION

I, GERARD MORENO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEMPER OF THE TIMES INVESTOR SERVICES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BARBARA LATWIN
Notary Public, State of N Y
No. 60-4642420
West Co. Exp. June 30, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

CONTENTS

DECEMBER 31, 2007 AND 2006

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, NY 10577-2538
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Temper of the Times Investor Services, Inc., (an S corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Temper of the Times Investor Services, Inc. as of December 31, 2007 and 2006, and the results of its operations, its cash flows, and its changes in liabilities subordinated to claims of general creditors for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 14 to 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D'Arcangelo + Co., LLP

February 21, 2008

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 40,542	$ 59,271
Cash segregated under federal and other regulations (note 2)	1,140,419	1,303,193
Receivables from customers	828	242
Securities inventory, at fair value	96,452	119,186
Prepaid expenses	16,028	16,326
Due from related entities (note 9)	4,040	-
Total assets	$ 1,298,309	$ 1,498,218
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payables to customers	$ 285,551	$ 358,405
Accounts payable and accrued expenses	28,693	33,300
Income taxes payable	100	100
Customer liabilities outstanding in excess of 1 year	10,693	94,410
Due to related entity (note 9)	12,000	19,297
Subordinated loan payable, related entity	200,000	200,000
Total liabilities	537,037	705,512
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding	106,640	106,640
Additional paid in capital	4,050	4,050
Retained earnings	650,582	682,016
Total stockholders' equity	761,272	792,706
Total liabilities and stockholders' equity	$ 1,298,309	$ 1,498,218

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues:		
Enrollment charges	$ 1,082,339	$ 1,223,276
Interest and dividend income	51,475	55,820
Unrealized gain (loss) on securities	(22,848)	9,962
Other revenue	41,354	1,781
Total revenues	1,152,320	1,290,839
Expenses:		
Employee compensation and benefits	128,871	159,057
Marketing and customer benefits (note 9)	938,821	997,222
Occupancy and equipment rental	29,374	31,110
Postage and mailings	5,738	9,253
Licenses and taxes	16,202	16,626
Professional fees	28,000	22,000
Dues and subscriptions	6,607	11,074
Bad debt expense	2,638	1,645
Other operating expenses	15,403	50,161
Interest expense	12,000	12,000
Total expenses	1,183,654	1,310,148
Loss from operations before income taxes	(31,334)	(19,309)
Provision for income taxes	100	100
Net loss	$ (31,434)	$ (19,409)

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common stock	Additional paid in capital	Retained earnings	Total
Balance, January 1, 2006	$ 106,640	$ 4,050	$ 701,425	$ 812,115
Net loss, year ended December 31, 2006	-	-	(19,409)	(19,409)
Balance, December 31, 2006	106,640	4,050	682,016	792,706
Net loss, year ended December 31, 2007	-	-	(31,434)	(31,434)
Balance, December 31, 2007	$ 106,640	$ 4,050	$ 650,582	$ 761,272

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net loss	$ (31,434)	$ (19,409)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Unrealized (gain) loss on securities	22,848	(9,962)
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations	162,774	(46,279)
Receivables from customers	(586)	164
Purchase of marketable securities inventory	(114)	(15)
Prepaid expenses	298	2,202
Due from related entities	(4,040)	6,217
Increase (decrease) in operating liabilities:		
Payables to customers	(72,854)	58,967
Accounts payable and accrued expenses	(4,607)	(6,388)
Customer liabilities outstanding in excess of 1 year	(83,717)	(222)
Due to related entity	(7,297)	6,932
Net cash (used in) operating activities	(18,729)	(7,793)
Net (decrease) in cash	(18,729)	(7,793)
Cash and cash equivalents, beginning of year	59,271	67,064
Cash and cash equivalents, end of year	$ 40,542	$ 59,271
Supplemental disclosures:		
Interest paid	$ 12,000	$ 12,000
Taxes paid	$ 100	$ 100

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Change in subordinated liabilities	$ -	$ -
Subordinated liabilities, beginning of year	200,000	200,000
Subordinated liabilities, end of year	$ 200,000	$ 200,000

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1. **Summary of significant accounting policies:**

Nature of operations

Temper of the Times Investor Services, Inc., (the Company), is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to subscribers of *The Moneypaper*, a monthly newsletter, *Direct Investing*, a semi-monthly newsletter, and purchasers of the *Guide to Direct Investment Plans,* all of which are published by an affiliate. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in New York and its customers are located throughout the United States.

Receivables from customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its current assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers. Changes in the valuation allowance are not material to the financial statements.

Securities inventory

Securities inventory is recorded on a settlement date basis and marketable securities are stated at fair value based upon quoted market prices. Unrealized gains and losses are reflected in revenue. The Company's inventory is comprised exclusively of marketable corporate equity securities.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5-7 years.

1. Summary of significant accounting policies (continued):

Revenue recognition

The Company charges an enrollment fee for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues and expenses in connection with the dividend reinvestment plan service are recognized on a settlement date basis. With respect to the Company's method of conducting business, there is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Advertising costs

The Company does not do any direct advertising. The Company's promotional efforts are handled by an affiliate. Advertising, marketing and customer service expenses paid to an affiliate were $938,821 and $997,222 for 2007 and 2006, respectively.

Income taxes

The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal income taxes. The income tax provision consists entirely of current New York State taxes.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

Accounting for long-lived assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2007, the Company does not have any long-lived assets, which are not fully depreciated.

1. Summary of significant accounting policies (continued):

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash segregated under Federal and other regulations:

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

3. Receivables from customers and payables to customers:

Receivable from customers represent uncollateralized underpayments of security purchases. Underpayments from customers are funded to the reserve account by the operating account. All reasonable attempts are then made to collect the underpayments.

The Company accounts for monies received from customers as a payable until the requested securities are purchased and any excess funds are refunded.

4. Furniture and equipment:

Furniture and equipment are summarized as follows:

	2007	2006
Furniture and equipment	$ 315,216	$ 315,216
Accumulated depreciation	315,216	315,216
	$ -	$ -

5. **Retirement plan:**

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2007 and 2006. The Company did not make any discretionary contributions in either year.

6. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $843,924, which was $593,924 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

7. **Regulation:**

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), a self-regulatory organization formed through the 2007 merger of the regulatory arms of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers (NASD), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

8. Concentrations:

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company maintains its cash accounts with high quality financial institutions to minimize risk.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Stock purchases

The Company uses a market maker and a broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results. The Company changed the primary broker-dealer it uses in January 2007, with no significant impact on the Company's operations.

9. Related party transactions:

The Company paid $938,821 and $997,222 for 2007 and 2006, respectively, to an affiliate for subscriptions to financial publications of the affiliate.

For services rendered to the affiliate's subscribers, the Company received $608,880 and $923,560 from an affiliate in 2007 and 2006, respectively.

Due from related entities

This receivable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

9. Related party transactions (continued):

Due to related entity

This payable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999. The loan was due in full on December 1, 2003 with interest at 6% per annum. The affiliate agreed to subordinate any right to receive payment of principal to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company arising out of any matter occurring prior to the date the obligation matures. In December 2005, the affiliate extended the maturity date of the loan to January 31, 2010 and the interest rate was maintained at 6%. In December 2005, the Company also received approval from the NASD to extend the subordination agreement through January 31, 2010.

The Company recorded interest of $12,000 for 2007 and 2006 on the above loan. As of December 31, 2007 and 2006, the unpaid interest of $12,000 was included in "Due to related entity".

Administrative expenses - postage, telephone, office supplies

The Company and its affiliate share office space and administrative expenses. Expenses are allocated based on the amount of usage. The affiliate subsidizes the Company's mailing costs as promotional materials are sent out with the purchase confirmations.

9. Related party transactions (continued):

Rental expense

The Company leases its office premises from an affiliate pursuant to a sub-lease which expires on August 31, 2011. The affiliate has renewed its lease with the landlord, however, a new or extended sub-lease agreement has not yet been signed. The lease is continuing on a month-to month basis under the same conditions as the previous sub-lease.

The Company intends to sign a sublease renewal and as such the following summarizes, by year, future minimum sublease payments under this lease for the next four years as of December 31, 2007:

Year ending December 31,	Amount
2008	$ 23,919
2009	24,397
2010	25,354
2011	6,903
	$ 80,573

Rent expense totaled $29,374 and $31,110 for 2007 and 2006, respectively.

10. Financial instruments:

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

11. Securities in the process of transfer:

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents. The Company does not record the value of securities in the process of transfer in the accompanying financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL		
Total stockholders' equity	$	761,272
Add: Subordinated borrowings allowable for net capital		200,000
Total capital and allowable subordinated borrowings		961,272
Deductions and/or charges		
Nonallowable assets:		
Receivables from customers		828
Prepaid expenses		16,028
Due from related entities		4,040
		20,896
Net capital before haircuts on securities positions		940,376
Haircuts:		
Securities inventory		96,452
Net capital	$	843,924
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payables to customers	$	285,551
Accounts payable and accrued expenses		28,693
Customer liabilities outstanding in excess of 1 year		10,693
Income taxes payable		100
Due to related entity		12,000
		337,037
Less adjustment based on special reserve bank accounts		296,244
Total aggregate indebtedness	$	40,793
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under rule 15c3-1(a)(1)(i)	$	2,720
Minimum net capital under rule 15c3-1(a)(2)(i)	$	250,000
Required minimum net capital (greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i))	$	250,000
EXCESS NET CAPITAL AT 1500%	$	841,204
EXCESS NET CAPITAL AT 1000%	$	593,924
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.05 to 1

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	285,551
Customer liabilities outstanding in excess of 1 year		10,693
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		39
Total credit balances		296,283
Debit balances:		
Total debit balances		-
Reserve computation:		
Excess of total credits over total debits		296,283
Cash segregated under federal and other regulations		1,140,419
Excess of amount on deposit in 'Reserve Bank Accounts' over amount required	$	844,136

Reconciliation to FOCUS report:

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2007):

Excess of total credits, as reported in Company's Part II (unaudited) FOCUS report	$	296,283
Reserve requirement per audited financial statements	$	296,283

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3	None
A. Number of items	None

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2007):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 855,709
Audit adjustments:	
Change in prepaid expenses	(314)
Record accrued expenses	(9,731)
Change in receivables	(2,502)
Other	762
Total audit adjustments	(11,785)
Net capital per audited financial statements	$ 843,924

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, NY 10577-2538
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

In planning and performing our audit of the financial statements of Temper of the Times Investor Services, Inc., (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practice and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that are considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

February 21, 2008

END